September 23, 2025

Ian Jacobs
President
Var Acquisition Corp.
55 NE 5th Ave., Suite 401
Boca Raton, FL 33432

       Re: Var Acquisition Corp.
           Registration Statement on Form 10-12G
           Filed August 1, 2025
           File No. 000-56770
Dear Ian Jacobs:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Barrett S. DiPaolo